SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL hereby informs, in accordance with art. 12 of CVM Instruction nº 358/2002, as amended, which received communication from ESPÓLIO DE FABIO STEINBRUCH, in the following terms:

“ESPÓLIO DE FABIO STEINBRUCH, whose inventory is in progress before the 7th Family and Succession Court of the Central Court of the District of São Paulo, in this act representing by its inventor Ms. Clarice Steinbruch, Brazilian, judicially separated, business administrator, resident and domiciled in the City and District of São Paulo, State of São Paulo, with business address at Rua General Jardim, 808, 13th floor, CEP 01223-010, bearer of the identity card of Registro Geral no. 7.526.365-8 SSP/SP and registered in the Individual Taxpayer Registry, of the Ministry of Finance under n. 032.473.948-69, (hereinafter simply “Fabio's Estate”), as an indirect shareholder of COMPANHIA SIDERURGICA NACIONAL (“CSN”), hereby announces that as a result of the inventory process no. 0078752-60.2012.8.26.0100, the indirect participation of Fabio's Estate in CSN's share capital exceeded, below, the level of 5% of the common shares issued by this company.

Being what we had to communicate, we remain at your disposal for any clarifications that may be necessary.”

São Paulo, January 22, 2020.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

 Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 22, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.